Exhibit 99.2

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana, India.

CIN : L85195TG1984PLC004507

Tel     :+91 40 4900 2900

Fax     :+91 40 4900 2999

Email :mail@drreddys.com

www.drreddys.com

February 27, 2020

Corporate Relationship Department	National Stock Exchange of India Ltd.
BSE Limited	“Exchange Plaza”
Dalal Street, Fort	Bandra-Kurla Complex, Bandra (East),
Mumbai – 400 001	Mumbai – 400 051
Fax Nos.: 022-22723121 / 22723719 /	Fax Nos.: 022-26598120/ 26598237/
22722037 / 22722039	26598238

Scrip Code: 500124	Scrip Code: DRREDDY-EQ

Dear Sirs,

Sub: Press Release

Please find enclosed a Press Release on “Dr. Reddy's Laboratories announces the first generic launch of Naproxen and Esomeprazole Magnesium Delayed-Release Tablets in the U.S. Market”

This is for your information.

With regards,

/s/ Sandeep Poddar
Sandeep Poddar
Company Secretary

Encl: As above

CC: New York Stock Exchange (Stock Code: RDY)

CONTACT
DR. REDDY'S LABORATORIES LTD.	Investor relationS	Media relationS
8-2-337, Road No. 3, Banjara Hills, Hyderabad - 500034. Telangana, India.	AMIT AGARWAL amita@drreddys.com (Ph: +91-40-49002135)	Deep GHATAK deepghatak@drreddys.com (Ph: +91-40- 49002121)

Dr. Reddy's Laboratories announces the first generic launch of Naproxen and Esomeprazole Magnesium Delayed-Release Tablets in the U.S. Market

Hyderabad, India, February 27, 2020	For Immediae Release

Hyderabad, India and Princeton, NJ, USA. February 27, 2020 — Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY, along with its subsidiaries together referred to as “Dr. Reddy’s”) today announced the first-to-market launch of Naproxen and Esomeprazole Magnesium Delayed-Release Tablets, a therapeutic equivalent generic version of Vimovo® (Naproxen and Esomeprazole Magnesium) Delayed-Release Tablets approved by the U.S. Food and Drug Administration (USFDA).

“This launch is a testament to our core strengths in areas of research and development and intellectual property,” says Marc Kikuchi, Chief Executive Officer, North America Generics. “We are excited to be a part of forming the first generic market for Vimovo® Tablets and to provide an affordable treatment alternative for patients.”

The Vimovo® (Naproxen and Esomeprazole Magnesium) Delayed-Release Tablets brand had U.S. sales of approximately $414 million MAT for the most recent twelve months ending in December 2019 according to IQVIA Health*.

Dr. Reddy’s Naproxen and Esomeprazole Magnesium Delayed-Release Tablets are available in 375 mg/20 mg and 500 mg/20 mg tablets in bottle count sizes of 60.

WARNING: RISK OF SERIOUS CARDIOVASCULAR AND GASTROINTESTINAL EVENTS

Cardiovascular Thrombotic Events

•	Non-Steroidal Anti-inflammatory Drugs (NSAIDs), a component of naproxen and esomeprazole magnesium delayed-release tablets, cause an increased risk of serious cardiovascular thrombotic events, including myocardial infarction and stroke, which can be fatal. This risk may occur early in treatment and may increase with duration of use.
•	Naproxen and esomeprazole magnesium delayed-release tablets are contraindicated in the setting of coronary artery bypass graft (CABG) surgery.

Gastrointestinal Bleeding, Ulceration, and Perforation

•	NSAIDs, a component of naproxen and esomeprazole magnesium delayed-release tablets cause an increased risk of serious gastrointestinal (GI) adverse events including bleeding, ulceration, and perforation of the stomach or intestines, which can be fatal. These events can occur at any time during use and without warning symptoms. Elderly patients and patients with a prior history of peptic ulcer disease and/or GI bleeding are at greater risk for serious GI events.

Please see the full prescribing information including boxed warning as well as medicatin guide.

https://www.drreddys.com/pi/naproxen-eso-leaflet.pdf

https://www.drreddys.com/pi/naproxen-eso-mg.pdf

Vimovo® is a trademark of Horizon PharmaMedicines LLC.

*IQVIA Retail and Non-Retail MAT December 2019.

RDY-1019-264

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY) is an integrated pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses - Pharmaceutical Services & Active Ingredients, Global Generics and Proprietary Products – Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars and differentiated formulations. Our major therapeutic areas of focus are gastrointestinal, cardiovascular, diabetology, oncology, pain management and dermatology. Dr. Reddy’s operates in markets across the globe. Our major markets include – USA, India, Russia & CIS countries, and Europe. For more information, log on to: www.drreddys.com

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words "may", "will", "should", "expects", "plans", "intends", "anticipates", "believes", "estimates", "predicts", "potential", or "continue" and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults , currency exchange rates , interest rates , persistency levels and frequency / severity of insured loss events (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganization , including related integration issues.

The company assumes no obligation to update any information contained herein.